

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Stefan Muehlbauer
Chief Financial Officer
Sustainable Projects Group Inc.
2316 Pine Ridge Road 383
Naples, Florida 34109

   Re: Sustainable Projects Group Inc.
     Form 10-K for the Year Ended December 31, 2022
     Filed March 31, 2023
     File No. 000-54875

Dear Stefan Muehlbauer:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation